ENTERPRISE DIAGNOSTICS

We align company's Customers, Products, and Money to eliminate friction and fuel profitable growth


Diagnostics to Recommendations
Operational Intelligence
Predictive Models
Action Plans
60 day
Diagnostic
=
15-40% EBITDA Growth
of transformation roadmap

enterprisediagnostics.ai Dallas, TX

Highlights

1. 60 day paid diagnostic. Customer gets immediate value in visibility
2. Built on Palantir Foundry - same AI platform used by Fortune 500s
3. $12B+ TAM targeting 200+ PE firms managing 5,000+ portfolio companies
4. 60-day diagnostics leads to transformation roadpmap, the subscription gets you there

Featured Investor



Ben Cody
Syndicate Lead

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Invested $50,000

Enterprise Software Product Executive with 33 years experience.

"The founder has amazing domain expertise in enterprise software and the offering is built on a world class platform (Palantir). The need is critical. PE firms need to find new ways unlock enterprise value in order to realize exits. Financial engineering alone doesn't do the trick, at least not anymore. I've seen no other offering in the market that can match what Enterprise Diagnostics is doing. The team that is being assembled here is top notch and I'm confident in their success."

Team



Michael Cupps

Author, Entrepreneur and Tech Exec. 30+ years delivering results and ready for more. Focused on mid-market growth.

timebandit.io

Pitch Deck


View full deck
Enterprise Diagnostics
AI-Powered Execution Intelligence for Private Equity
February 2026
Mid-market exits w/Precision
info@enterprisediagnostics.ai
www.enterprisediagnostics.ai

Memo

The Opportunity

Middle-market private equity firms manage over $2 trillion in assets across thousands of portfolio companies. These companies compete against larger rivals who have access to Fortune 500-level operational intelligence platforms. Until now, companies with $50M-$500M in revenue have been locked out of enterprise AI platforms like Palantir Foundry due to cost and complexity.

We're changing that.

We deliver this clarity by leveraging **Foundry** to architect a high-fidelity Digital Twin of your enterprise. By integrating disparate data streams from across the organization into a unified ontology, with embedded predictive AI. This foundation allows us to move from raw data to actionable "Execution Intelligence" in just 60 days, providing a simulation-ready environment where leaders can test the impact of decisions before committing capital or time.

Sources: Preqin 2024 North America PE Report; Ocorian Global Asset Monitor 2025; PitchBook.

How We Build Sustainable Competitive Advantage

(For Our Customers and Ourselves)

The Core Value: We diagnose the hidden friction between your Customers, your Products, and your Money to ensure they are working in a single, profitable direction.

1. Unfair Advantage Through Advanced Technology

We deliver Fortune 500-level AI intelligence to companies that previously couldn't access it. Our platform integrates fragmented data sources, reveals hidden opportunities across organizational silos, and runs real-time scenarios in seconds. While competitors are still assembling point solutions, we deliver enterprise-grade digital twin in 30-60 days.

This creates immediate competitive advantage for our customers. They can see and act on opportunities their rivals can't. That advantage compounds over time as the platform learns their business and continuously surfaces new optimization plays.

2. Rapid Diagnostics That Drive Immediate Action

Speed matters in PE-backed companies on a 3-5 year exit timeline. Our

Speed matters in PE-backed companies on a 3-5 year exit timeline. Our diagnostic frameworks, validated with 10+ PE Operating Partners, identify opportunities in 30 days and deliver validated roadmaps in 60 days. Compare that to traditional consulting (3-6 months) or internal analysis projects (6-12 months).

Fast diagnostics mean faster EBITDA improvement, faster exit readiness, and faster ROI for our customers and their PE sponsors. For us, it means rapid customer onboarding, quick proof of value, and high conversion rates to ongoing subscriptions.

3. Execution Intelligence That Compounds Value

The diagnostic isn't the end, it's the beginning. Our platform becomes an intelligence layer that monitors metrics in real-time, predicts outcomes, and alerts leaders to emerging opportunities and risks. Think of it as a 24/7 analyst who learned the business during the diagnostic and never stops working.

This creates sticky, recurring revenue for us. Once a portfolio company experiences continuous intelligence, going back to spreadsheets and quarterly reports is unthinkable. Our LTV:CAC ratio of 96:1 reflects this retention dynamic.

4. Exit-Ready Execution That Proves the Model

We don't just identify opportunities, we deliver executable roadmaps with quick wins, medium-range plays, and strategic bets. Portfolio companies track execution in real-time on our platform, course-correct as markets change, and demonstrate operational excellence to potential acquirers.

When a portfolio company exits with 15-40% EBITDA improvement and a platform showcasing operational discipline, that success story becomes our best sales tool. PE firms see the playbook work once and deploy it across their entire portfolio. That's our flywheel: one Operating Partner relationship yields 5-10 portfolio companies.

The Business Model: Built for Scale

Customer Acquisition:

- Target: Middle-market PE firms and their portfolio companies
- Entry point: $100K diagnostic (60-day engagement)
- Conversion: 50% convert to annual platform subscriptions
- Economics: Low -CAC driven by PE ecosystem network effects

The PE Flywheel:

- One Operating Partner relationship = 5-10 portfolio companies
- Portfolio companies become reference customers for other PE firms
- Diagnostic frameworks are 70-80% reusable across similar companies
- Cross-portfolio benchmarking creates additional value and lock-in

Revenue Trajectory:

- Year 1: $1.9M revenue, $205K EBITDA (9 diagnostics, 5 subscriptions)
- Year 3: $6M+ revenue as portfolio deployments accelerate
- Year 5: $27M+ ARR with 77%+ gross margins

Competitive Moat:

- Locked 2-year partnership with favorable pricing
- Proprietary diagnostic frameworks purpose-built for PE portfolio companies
- Network effects from cross-portfolio benchmarking
- High switching costs once platform is embedded in operations

The financials above are projections only. Forward-looking projections cannot be guaranteed.

Market Dynamics Working in Our Favor

Tailwinds:

- PE dry powder at record highs ($2.5T+), driving demand for operational value creation
- Middle-market PE increasingly focused on operational improvements vs. financial engineering
- AI adoption in enterprise accelerating, but middle market locked out of best platforms
- Remote work and distributed operations make unified intelligence platforms essential
- Exit multiples increasingly tied to operational metrics, not just revenue growth

Our Timing:

- Palantir for Builders program makes enterprise platform accessible at startup economics
- PE Operating Partners actively seeking repeatable operational playbooks
- Traditional consulting firms too slow and expensive for PE timelines
- Point solutions (BI tools, dashboards) insufficient for complex operational challenges

Why We Win

1. Founder-Market Fit Our founder has deep B2B Tech leadership experience across Sales and Marketing, with multiple successful exits on leadership teams. This operational credibility opens doors with PE firms and portfolio company executives who've seen too many consultants without real operating experience.

2. Product-Market Fit Validation We've collaborated with 10+ PE Operating Partners to validate the diagnostic frameworks before building. We're not guessing what the market needs. We know because we built it with them.

3. Platform Advantage Palantir Foundry is our unfair advantage. While competitors cobble together Snowflake + Tableau + custom code, we deliver integrated intelligence out of the box. The 3-year locked partnership at $300K annually gives us pricing power and platform stability competitors can't match.

4. Go-To-Market Efficiency The PE ecosystem is concentrated (200 firms control most middle-market assets) and relationship-driven. One successful deployment becomes a repeatable playbook across a firm's portfolio. Our 96:1 LTV:CAC reflects this network effect and explains how we reach $25M ARR without massive sales teams.

The Path to $100M+ Enterprise Value

18-Month Milestones:

- 11 diagnostics completed, 6 active subscriptions
- 2-3 anchor PE firm partnerships with portfolio-wide deployment commitments
- $1.9M revenue run-rate, cash flow positive
- Proven playbook ready for acceleration capital

36-Month Vision:

- 30+ active subscriptions across 10+ PE firms
- $12M+ ARR with demonstrated unit economics
- Cross-portfolio intelligence network creating compounding value
- Series A positioning for growth capital

5-Year Outcome:

- $25M+ ARR with 70%+ gross margins

- Market-leading operational intelligence platform for middle-market PE
- Strategic acquisition target for Palantir, PE software platforms, or larger PE firms building operational infrastructure
- Exit valuation: $100M-$150M+ (4-6x ARR multiple for high-growth, high-margin SaaS)

The financial projections above are projections only. Forward-looking projections cannot be guaranteed.

Investment Highlights

- **Proven demand:** Validated frameworks with 10+ PE Operating Partners
- **Strong unit economics:** Low CAC, 50% diagnostic conversion, 70%+ gross margins at scale
- **Differentiated platform:** Palantir Foundry partnership creates moat competitors can't replicate quickly
- **Network effects:** PE flywheel drives efficient customer acquisition
- **Large TAM:** $12B+ market across 200+ PE firms managing 2,000+ portfolio companies
- **Experienced founder:** B2B Tech leadership veteran with multiple exits and deep operational credibility
- **Clear path to profitability:** Cash flow positive in Year 1, strong margins by Year 3

The Bottom Line

We're building the execution intelligence platform that middle-market companies need to compete with Fortune 500 rivals. By combining enterprise-grade AI (Palantir Foundry), rapid diagnostics (30-60 days), and always-on intelligence, we deliver sustainable competitive advantage to PE portfolio companies racing toward exit.

For investors, this translates to strong unit economics, efficient growth through PE network effects, and a clear path to $100M+ enterprise value in 5 years. We're not chasing a crowded market with incremental improvements. We're opening a new category: operational intelligence as a service for the $2 trillion middle-market PE ecosystem.

The companies that win in this market will have better data, faster insights, and smarter execution. We're giving them the platform to do all three.

Join us.

Forward-Looking Projections Disclaimer

The projections presented herein are forward-looking statements based on management's current assumptions, estimates, and expectations as of the date of this offering. Such projections are inherently subject to risks, uncertainties, and factors beyond the company's control. Actual results may differ materially from those expressed or implied. Projections are not guaranteed.